Mail Stop 4561

August 15, 2007

Via U.S. Mail and Fax (866) 468-4988
Mr. Andrew D. Hyder
Chairman, President
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis, MN 55408

      RE: **Subjex Corporation**
               Form 10-KSB for the fiscal year ended December 31, 2006
               Filed April 16, 2007
               File No. 0-29711

Dear Mr. Hyder:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Financial Statements, page 6

1.   Your disclosure in Item 6 indicates that the majority of your revenue in 2006 was generated from SubjexCSR. However, we note from your disclosure in Item 1 that SubjexCSR sales by "FarSuperior" were refunded to clients. Please clarify to us the amounts refunded and how such amounts are reflected in your financial statements.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief